SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

(Amendment No. 3)

Tandem Diabetes Care, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

875372104

(CUSIP Number)

Matthew T. Potter

c/o Delphi Ventures

160 Bovet Road, Suite #408

San Mateo, CA 94402

(650) 854-9650

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Boulevard, Redwood City, California 94063

(650) 321-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2017

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 875372104	13D	Page 2 of 12 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Ventures VIII, L.P. (“Delphi VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

363,256 shares, except that Delphi Management Partners VIII, L.L.C. (“DMP VIII”), the general partner of Delphi VIII, may be deemed to have sole power to vote these shares, and James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”), Deepika R. Pakianathan (“Pakianathan”) and Douglas A. Roeder (“Roeder”), the managing members of DMP VIII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

363,256 shares, except that DMP VIII, the general partner of Delphi VIII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,256
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 875372104	13D	Page 3 of 12 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi BioInvestments VIII, L.P. (“DBI VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,547 shares, except that DMP VIII, the general partner of DBI VIII, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

3,547 shares, except that DMP VIII, the general partner of DBI VIII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,547
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 875372104	13D	Page 4 of 12 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Management Partners VIII, L.L.C. (“DMP VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

366,803 shares, of which 363,256 shares are directly owned by Delphi VIII and 3,547 shares are directly owned by DBI VIII. DMP VIII is the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have sole voting power with respect to such shares, except Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

366,803 shares, of which 363,256 shares are directly owned by Delphi VIII and 3,547 shares are directly owned by DBI VIII. DMP VIII is the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have sole power to dispose of these shares, except Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,803
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 875372104	13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON James J. Bochnowski (“Bochnowski”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6

SHARED VOTING POWER

366,803 shares, of which 363,256 shares are directly owned by Delphi VIII and 3,547 shares are directly owned by DBI VIII. Bochnowski is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8

SHARED DISPOSITIVE POWER

366,803 shares, of which 363,256 shares are directly owned by Delphi VIII and 3,547 shares are directly owned by DBI VIII. Bochnowski is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,803
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 875372104	13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON David L. Douglass (“Douglass”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6

SHARED VOTING POWER

366,803 shares, of which 363,256 shares are directly owned by Delphi VIII and 3,547 shares are directly owned by DBI VIII. Douglass is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8

SHARED DISPOSITIVE POWER

366,803 shares, of which 363,256 shares are directly owned by Delphi VIII and 3,547 shares are directly owned by DBI VIII. Douglass is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,803
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 875372104	13D	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Deepika R. Pakianathan (“Pakianathan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6

SHARED VOTING POWER

366,803 shares, of which 363,256 shares are directly owned by Delphi VIII and 3,547 shares are directly owned by DBI VIII. Pakianathan is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8

SHARED DISPOSITIVE POWER

366,803 shares, of which 363,256 shares are directly owned by Delphi VIII and 3,547 shares are directly owned by DBI VIII. Pakianathan is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,803
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 875372104	13D	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON Douglas A. Roeder (“Roeder”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,800 shares, all of which are issuable to Roeder pursuant to outstanding options exercisable within 60 days of October 9, 2017.
	6

SHARED VOTING POWER

366,803 shares, of which 363,256 shares are directly owned by Delphi VIII and 3,547 shares are directly owned by DBI VIII. Roeder is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 6,800 shares, all of which are issuable to Roeder pursuant to outstanding options exercisable within 60 days of October 9, 2017.
	8

SHARED DISPOSITIVE POWER

366,803 shares, of which 363,256 shares are directly owned by Delphi VIII and 3,547 shares are directly owned by DBI VIII. Roeder is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 373,603
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.7%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 875372104	13D	Page 9 of 12 Pages

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 3 supplements and amends the Schedule 13D that was originally filed on November 13, 2013 and amended on March 17, 2015 and on March 28, 2017 (as amended, the “Original Schedule 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Tandem Diabetes Care, Inc., a Delaware corporation (the “Company”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 3 have the meanings ascribed to them in the Original Schedule 13D. The Company’s principal executive offices are located at 11045 Roselle Street, San Diego, California 92121.

All share amounts, exercise prices and other amounts set forth in this Amendment have been adjusted to reflect the impact of the 1-for-10 reverse stock split of the Common Stock that became effective on October 9, 2017.

ITEM 2.	IDENTITY AND BACKGROUND.

Items 2(a)-(c) and 5(f) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a-c, f) This Schedule 13D is being filed on behalf of: (i) Delphi Ventures VIII, L.P., a Delaware limited partnership (“Delphi VIII”), (ii) Delphi BioInvestments VIII, L.P., a Delaware limited partnership (“DBI VIII”), (iii) Delphi Management Partners VIII, L.L.C., a Delaware limited liability company (“DMP VIII”), and (iv) James J. Bochnowski (“Bochnowski”), a citizen of the United States, (v) David L. Douglass (“Douglass”), a citizen of the United States, (vi) Deepika R. Pakianathan (“Pakianathan”), a citizen of the United States, and (vii) Douglas A. Roeder (“Roeder”), a citizen of the United States (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”).

Delphi VIII and DBI VIII are venture capital funds. DMP VIII is the general partner of each of Delphi VIII and DBI VIII. Bochnowski, Douglass, Pakianathan and Roeder are the managing members of DMP VIII (collectively, the “Managing Members”). The principal business office of the Reporting Persons is 16 Bovet Road, Suite #408, San Mateo, California 94402.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and (e) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a, b) Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person.  Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person, which is based on 10,118,659 shares of Common Stock outstanding as of October 23, 2017.  Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person.  Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person.  Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person.  Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person.

(e) The Reporting Persons ceased to be beneficial owners of 5% or more of the Company’s Common Stock on October 9, 2017.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is amended to add the following final paragraph:

On October 17, 2017, in connection with the Issuer’s firm commitment underwritten offering (the “Public Offering”), the Reporting Persons, together with other officers, directors and stockholders of the Issuer, entered into a Lock-Up Agreement. Pursuant to such Lock-Up Agreement, the Reporting Persons agreed that they will not sell, transfer or dispose of, directly or indirectly, any of the Common Stock or securities convertible into or exercisable or exchangeable for Common Stock for a period of 90 days after the date of the final prospectus for the Public Offering. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Lock-Up Agreement attached as Exhibit B-3 to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Current Report on Form 8-K filed with the SEC on October 13, 2017, which is incorporated herein by reference.

CUSIP NO. 875372104	13D	Page 10 of 12 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is amended to add the following Exhibit:

EXHIBIT 1.1

Form of Lock-Up Agreement entered into by and among the Company, the underwriters and certain officers, directors and stockholders of the Company (incorporated by reference to Exhibit B-3 of Exhibit 1.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 13, 2017.

CUSIP NO. 875372104	13D	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2018

DELPHI VENTURES VIII, L.P.

By:	Delphi Management Partners VIII, L.L.C.
General Partner

By:	/s/ Matthew T. Potter
Name: Matthew T. Potter
Title: Chief Financial Officer/Attorney-In-Fact

DELPHI BIOINVESTMENTS VIII, L.P.

By:	Delphi Management Partners VIII, L.L.C.
General Partner

By:	/s/ Matthew T. Potter
Name: Matthew T. Potter
Title: Chief Financial Officer/Attorney-In-Fact

DELPHI MANAGEMENT PARTNERS VIII, L.L.C.

By:	/s/ Matthew T. Potter
Name: Matthew T. Potter
Title: Chief Financial Officer/Attorney-In-Fact

*	Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 875372104	13D	Page 12 of 12 Pages

JAMES J. BOCHNOWSKI

DAVID L. DOUGLASS

DEEPIKA R. PAKIANATHAN

DOUGLAS A. ROEDER

By:	/s/ Matthew T. Potter
Name: Matthew T. Potter
Title: Chief Financial Officer/Attorney-In-Fact

*	Signed pursuant to a Power of Attorney already on file with the appropriate agencies.